EXHIBIT 12.1

Statement Regarding Computation of

Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,		Years Ended December 31,
(dollar amounts in thousands)	2013	2012	2012	2011 (a)	2010 (a)	2009 (a)	2008 (a)
Earnings from continuing operations before provision for income taxes	$947,336	$865,300	$1,137,571	$1,010,262	$813,122	$515,282	$803,128

Add fixed charges:
Interest expense	92,917	94,210	125,995	124,783	115,324	116,048	130,018
Rent expense (interest portion)	22,590	19,964	26,917	25,637	21,801	21,244	20,887

Total fixed charges	115,507	114,174	152,912	150,420	137,125	137,292	150,905
Earnings as adjusted	$1,062,843	$979,474	$1,290,483	$1,160,682	$950,247	$652,574	$954,033

Ratio of earnings to fixed charges	9.20	8.58	8.44	7.72	6.93	4.75	6.32

(a)	Earnings from continuing operations for 2011 and prior have been adjusted to exclude operations that have been classified as discontinued subsequent to 2011.

The earnings to fixed charges ratio is calculated by dividing earnings available for fixed charges for each period by fixed charges for that period. Earnings available for fixed charges is calculated by adding pre-tax income from continuing operations and fixed charges. Fixed charges are the sum of interest expense, the amount amortized from debt financing costs, and an estimate of the amount of interest within the Company’s rental expense. All interest expense for the Company is classified within continuing operations.